Exhibit 99.3

By email and fax (+1 856 273 6996)

Members of the Board of Directors

Central European Distribution Company

3000 Atrium Way, Suite 265

Mt. Laurel, NJ 08054

USA

December 9, 2011

Dear Members of the Board,

I reviewed with great interest the letter made public by Mr. Rustam Tariko on December 7, 2011.

Mr. Tariko has a strong standing both in the wine and spirit industry and the banking sector. I certainly welcome his attempt to help build a better future for CEDC.

As you are aware, I share the view that the current financial and operational situation of CEDC requires immediate and decisive action.

Restructuring CEDC’s current intractable debt is the first priority to restore confidence.

However, even though facing a severe crisis, the Board should avoid taking action, driven by the huge pressure it may be under today, which may not be prudent or in the long-term interests of the company and its shareholders.

In my view, the key points to address are the following:

(i) Restructuring CEDC’s balance sheet requires a strong and inspired business plan, primarily focused on fixing CEDC’s Russian operations through a hands-on approach,

(ii) There is obviously a management and governance issue at CEDC, and I strongly support the taking of initiatives to strengthen and diversify the leadership of the company, as well as to raise CEDC’s governance to the best market practices for a US public company,

(iii) Any issuance of new shares should be fair and well-balanced to existing and new shareholders, including those that have supported the company over a long period of time and have received the unfortunate reward of a steep decline in the value of their investment over the past year,

(iv) Finally, as a veteran of the wine and spirit industry in Russia, I believe the proposed combination between CEDC and Russian Standard could make sense. I note that CEDC has been so far unable to “digest” its recent Russian acquisitions, resulting in substantial operational value destruction. The same mistake should not be repeated. Hence, an important emphasis has to be put on defining a clear strategy for the combined entity and implementing an efficient integration process, both locally and at the corporate level.

I am sure you will be willing to maintain a constructive dialog with Mr. Tariko on the basis of his offer, and share it openly and transparently with existing shareholders as your fiduciary duties require.

I am looking forward to hearing your views and remain available to actively support CEDC.

Yours truly,

/S/ MARK KAUFMAN

Mark Kaufman